MONDIAL VENTURES, INC.
6564 Smoke Tree Lane
Paradise Valley, Arizona 85253
Tel: 480.948.6581, Fax: 623.321.1914

March 30, 2015

Attn: Mr. John Cannarella, Staff Accountant
Copy to: Mr. Karl Hiller, Branch Chief	VIA CORRESPONDENCE
Division of Corporate Finance
Securities and Exchange Commission
Washington, D.C., 20549
Tel: (202) 551-3337; Tel: (202) 551-3686

Re:	Response (third) Correspondence to
Second Comment Letter dated December 31, 2014
Mondial Ventures, Inc.
Form 10-K for the Fiscal Year ended December 31, 2013
Filed April 15, 2014
File No. 000-51033

Dear Mr. Cannarella:

Thank you for your written correspondence and comments dated December 31, 2014, and further, for the review of our first correspondence January 14, 2015, our telephone discussions and subsequent second correspondence dated February 4, and subsequent discussion prior to February 20, 2015.

Pursuant to your request and addressing comments therein the written correspondence we submit herewith responses to each of the comments below and following in blue highlight.

Form 10-K for the Fiscal Year ended December 31, 2013

General

1.
We note your response to prior comments one includes certain proposed changes to comply with Subpart 1200 of Regulation S-K and FASB ASC 932-235-50. However, you continue to omit required disclosures including the following.

•	An analysis of your proved undeveloped reserves consistent with Item 1203 of

Regulation S-K;

RESPONSE: We have revised the section on Item 2. “Description of Property”, on page 20, including a heading titled “Proved Undeveloped Reserves”, and note additional information in the Section on “The Business”, on page 7 listed in paragraph two under the heading “2012 and 2013 Work Program Costs Associated With Our Acquired Oil and Gas Interests in the Texas, J.B. Tubb Leasehold Estate” of our Form 10-K/A amendment No. 1 submitted herewith. The J.B. Tubb Leasehold Estate oil and gas interests have been owned since July 31, 2012 therefore, respectfully submitted, we believe it is reasonable with regards to the Company’s’ explanation provided for regarding amounts of proved undeveloped reserves in individual fields or countries remaining undeveloped for five years or more after disclosure.

•	Disclosure of drilling and other exploratory and development activities pursuant to Item 1205 of Regulation S-K;

RESPONSE: We have revised Item 2. “Description of Property”, on page 20 of the Form 10-K/A amendment No. 1 submitted herewith, to include new sections titled “Drilling Activities” and “Production and Sale of Oil and Natural Gas”.

•	Discussion of present activities consistent with Item 1206 of Regulation S-K; and

RESPONSE: We have updated our Form 10-K filing submitted herewith in the section on “The Business”, page 30, inserting a new third paragraph which reads:  As of December 31, 2013 the Company has one economic well and two stripper wells in production which are located in Ward County, Texas. The Company has current and future plans for oil and gas development initially on the J.B. Tubb Leasehold Estate, but has not yet commenced its drilling program.

•      Disclosure of sources of changes in standardized discounted cash flows consistent with the guidance in FASB ASC 932-235-50-34 through 36.

RESPONSE: The Company believes that this guidance does not at this time apply, as there are no equity investees. We purchased the oil and gas properties and interests outright with cash, stock of the Company, and assumption of debt. We believe the schedules listed in the financial statements to the Form 10-K are reasonable and sufficient.

Please revisit the requirements set forth in the aforementioned guidance and submit a summary of these items, cross referenced to all of the disclosure revisions that you propose.  We reissue prior comment  one.

2.
We note that you have not filed your interim report for the quarter ended September 30, 2014, which was due on November 14, 2014. Please comply with your reporting obligations under Rule 13a-13 of Regulation 13A.

RESPONSE: We are in process of completion of the interim report and processing for the filing at this time, and is subsequent to the completion just recently of our majority owned subsidiary audit, which required three total audits, taking extended time and review processes and increased expenditures. We expect to have the interim report filed as soon as the auditors provide approvals, expected shortly.

Financial Statements

Oil and Natural Gas Reserves and Related Financial Data, page F-21

3.
We note your response to prior comment three includes an economic analysis of proved reserves which indicates approximately 46% of future development costs will not occur within five years. Therefore, your plan for development appears to be inconsistent with your disclosure on page F -21, stating proved undeveloped reserves are scheduled to be drilled within the next five years. Given your plan for development falls outside of the five year period since initially claiming the reserves, unless you are able to establish that circumstances justify a longer time, you will need to revise your estimates of reserves to comply with Rule 4-10(a)(31) of Regulation S-X. Please refer to the answer to Question 131.03 in our Compliance and Disclosure Interpretations (C&DIs) for guidance that may pertain to this matter. You may find the C&DIs on our website at the following address: http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm. Submit the revisions that you believe will be necessary to comply with this guidance and the underlying computations and analyses that you perform.

RESPONSE: We have inserted the following revision at the bottom of page F-21. The Company has elected to extend plans for a development program and has scheduled the program initially, two be reviewed in two years by management for the following reasons: i) The Company is new to the oil and gas field as an entity, and as an entity has had no or limited history raising substantial sums for oil and gas capital. Although management and related parties of the Company have had a previous record of generating financing for oil and gas development activities through other structured entities, and every entity having both similar and different characteristics than the Company, the present characteristics of the Company, including non DTC status, limited trading market, market capitalization, valuation, and other characteristics, could cause delay in financing efforts. These potential delays could take additional time to resolve and therefore the Company has elected to increase development timing until its next assessment to review its performance for the year ended 2015, ii) The Company considers volatility in the domestic and international oil and gas markets, foreign and domestic crisis, and then sometimes potential for sudden impact of these changes into consideration for additional delays in its current development plans. The ebb and flow of market demand and timing, oversupply, undersupply, investor perception and cautionary hold, are also key to this initial assessment.

4.
Please provide us the report of Harper Associates, Inc. underlying your reserve disclosures that will be filed with your amendment.  Please ensure that it includes all of the information prescribed by Item 1202(a)(8) of Regulation S-K.

RESPONSE:The report of Harper and Associates, Inc. has been provided herewith attached in PDF format with this response letter.

•           the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•           staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•           the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Thank you for your courtesies extended.
Sincerely,

/s/Dennis R Alexander

Dennis R Alexander
CEO